Mail Stop 3561

January 20, 2010

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

      Re: **Union Pacific Corporation**
              File No. 001-06075
              Form 10-K: For the fiscal year ended December 31, 2008
              Form 10-Q: For the quarterly period ended March 31, 2009
              Form 8-K furnished on April 23, 2009

Dear Mr. Knight:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Lyn Shenk
              Branch Chief